SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of JUNE, 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



         GBP1 JULY SEAT SALE DRIVES RECORD DAY OF BUSINESS ON RYANAIR.COM

Ryanair, Europe's No. 1 low fares airline today (20th June) announced that it had recorded its busiest ever day of business on www.ryanair.com on Monday 19th June. Ryanair.com was launched in 2000 and now accounts for over 98% of all sales. Yesterday the internet site registered a record 6.5M page views that resulted in the airline taking 198,000 bookings in a single day.

Announcing the record day of business, Peter Sherrard Ryanair's Head of Communications said:

"Yesterday the www.ryanair.com servers were going into overdrive to cope with an unprecedented volume of bookings following the announcement of our GBP1 seat sale. We are used to our seat sales generating big increases in traffic but because this sale includes flights for GBP1* during the popular first half of July, traffic volumes broke all previous records. The record 198,000 bookings is a 16% increase on the previous record set in September 2005.

"Yesterday, Ryanair.com recorded:

   - 6.5M page views
   - 198,000 bookings on 341 routes
   - 18,000 bookings in the 1 hour period between 14.00 and 15.00
   - 98.9% of all bookings were made online

"The 500,000 seats for GBP1* sale continues until midnight Thursday so while yesterday was ryanair.com's busiest day we also expect that this will be its busiest ever week".

*One-way excludes taxes and charges

+-------------------------+--------------------------------------------+
| Booking Period:         | Until Midnight Thursday 22nd June 2006     |
+-------------------------+--------------------------------------------+
| Travel Period:          | Tuesday 4th July until Wednesday 25th Oct  |
|                         | 2006                                       |
+-------------------------+--------------------------------------------+
| Applicable Days:        | Mon - Thurs & Sat Subject To Availability  |
+-------------------------+--------------------------------------------+
| Flight must be          | 14 Days in advance                         |
| purchased:              |                                            |
+-------------------------+--------------------------------------------+
| Blackout Period:        | 15th Jul '06 - 31st Aug '06 all routes     |
+-------------------------+--------------------------------------------+

Ends: Tuesday 20th June 2006

For further information:

Peter Sherrard - Ryanair Pauline McAlester - Murray Consultants

Tel: 00 353 1 812 1228   Tel: 00 353 1 4980 300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  20 June 2006

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director